FMC Corporation
Quarterly Report
on Form 10-Q for
June 30, 2000

Exhibit 11    Statement re:
                     Computation of Diluted Earnings Per Share (Unaudited)
                     (In thousands, except per share data)

	Three Months Ended June 30		Six Months Ended June 30
	2000	1999	2000	1999
Earnings:
Net income	$37,992	$86,860	$70,798	$117,172

Shares:
Weighted average number of shares of common stock outstanding	30,377	31,770	30,369	32,066
Weighted average additional shares assuming conversion of stock options	1,171	986	1,040	872

Shares — diluted basis	31,548	32,756	31,409	32,938

Diluted earnings per share	$ 1.20	$ 2.65	$ 2.25	$ 3.56